UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of October 2020

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jeusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On October 1, 2020, BiondVax Pharmaceuticals Ltd. (the “Company”) entered into an ATM Equity OfferingSM Sales Agreement (the “Sales Agreement”) with BofA Securities, Inc., Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC (collectively, the “Agents”) pursuant to which the Company may offer and sell American Depositary Shares (the “ADSs”), each representing 40 ordinary shares, no par value of the Company (the “Shares”), having aggregate gross sales proceeds not to exceed $100 million, from time to time, through an “at the market” offering program. The ADSs will be offered and sold through the Agents acting as sales agents. The Company may also sell ADSs directly to any of the Agents acting as principal for its own account, in which case the Company will enter into a separate terms agreement with such Agent. Any ADSs that may be sold pursuant to the Sales Agreement will be issued pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-240189), as supplemented by the prospectus supplement dated October 1, 2020 relating to the sale of the Shares.

The Company is not obligated to sell any ADSs pursuant to the Sales Agreement. A copy of the Sales Agreement is attached as Exhibit 1.1. The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Exhibit Index

Exhibit No.	Description

1.1	ATM Equity OfferingSM Sales Agreement, dated October 1, 2020, by and between the Company and BofA Securities, Inc., Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC

5.1	Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. regarding the validity of the Shares

23.1	Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. (included in Exhibit 5.1)

99.1	Press Release dated October 2, 2020

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-240189) and its Registration Statement on Form S-8 (Registration No. 333-239344).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: October 1, 2020	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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